Exhibit 4.1

SENECA FOODS CORPORATION

DESCRIPTION OF CAPITAL STOCK

The following table sets forth the classes of our capital stock authorized and outstanding as of  May 25, 2019:

Title of Class or Series	Number of Shares Authorized	Number of Shares Outstanding

Common Stocks:
Class A Common Stock, $0.25 par value per share.............	20,000,000	7,605,049
Class B Common Stock, $0.25 par value per share.............	10,000,000	1,874,861

Preferred Stocks:
Six Percent (6%) Voting Cumulative Preferred Stock, $0.25 par value per share........................................................	200,000	200,000
Preferred Stock Without Par Value......................................	30,000	0
Ten Percent (10%) Cumulative Convertible Voting Preferred Stock-Series A, $0.25 stated value per share.	1,000,000	407,240
Ten Percent (10%) Cumulative Convertible Voting Preferred Stock-Series B, $0.25 stated value per share..	400,000	400,000
Convertible Participating Preferred Stock............................	4,166,667	37,529
Convertible Preferred Stock Series 2003.............................	967,742	500

Description of Class A Common Stock and Class B Common Stock

Voting.  Under our Restated Certificate of Incorporation, as amended ( the “Charter”), the holders of Class A common stock and Class B common stock have the right to vote for the election of all directors and on all other matters submitted to our shareholders.  Subject to the Class A special rights discussed in detail below, each share of Class B common stock is entitled to one full vote on all matters on which shareholders currently are entitled to vote, including the election of directors.  Each holder of Class A common stock is entitled to one-twentieth (1/20) of one vote per share on all matters on which shareholders are entitled to vote, including the election of directors.  Cumulative voting is not authorized for the holders of common stock.

The holders of Class A common stock are entitled to vote as a separate class on any proposal to amend the Charter to increase the authorized number of shares of Class B common stock, unless the increased authorization does not exceed the number of shares of Class B common stock which must be issued in a proposed stock dividend with respect to Class B common stock and an equivalent stock dividend of Class A common stock will be effected concurrently with respect to Class A common stock.

In addition, Section 804 of the New York Business Corporation Law confers upon the holders of Class A common stock the right to vote as a class on any amendment to our Charter which would (i) exclude or limit the shareholders’ right to vote on any matter, except as such rights may be limited by voting rights given to new shares then being authorized; (ii) change Class A common stock by (a) reducing the par value, (b) changing the shares into a different number of the same class or into a different or same number of shares of a different class, or (c) fixing, changing or abolishing the designation of Class A common stock or any series thereof or any of the relative rights, preferences, and limitations of the shares; or (iii) subordinate their rights by authorizing shares having preferences which would be in any respect superior to their rights.  Other provisions of the New York Business Corporation Law would entitle holders of Class A common stock to vote as a separate class for approval of any plan of merger, consolidation or exchange which would effect any change in Class A common stock described in the preceding sentence.

On proposals on which holders of Class A common stock are entitled to vote as a separate class, the proposal must be approved by a majority of the votes of all outstanding shares of Class A common stock.  Consequently, holders of Class A common stock, by withholding such approval, can defeat a proposal notwithstanding that holders of a majority of Class B common stock vote in favor of the proposal.

Dividends and Other Distributions.  Each share of Class A common stock and Class B common stock is equal in respect to dividends and other distributions in cash, stock or property except that (i) if declared, a dividend or distribution in our shares on Class A common stock will be paid only in Class A common stock, and (ii) if declared, a dividend or distribution in our shares on Class B common stock will be paid only in Class B common stock.  The number of shares so paid as a dividend or distribution on each share of Class A common stock and Class B common stock shall be equal, although the class of the shares so paid shall differ depending upon whether the recipient of the dividend is a holder of Class A common stock or Class B common stock.

Mergers and Consolidations.  In the event of our merger, consolidation, or combination with another entity (whether or not we are the surviving entity) or in the event of our dissolution, the holders of Class A common stock will be entitled to receive the same per share consideration as the per share consideration, if any, received by holders of Class B common stock in that transaction.  However, any shares of common stock that holders of Class A common stock become entitled to receive in the transaction may have terms substantially similar to the Class A common stock themselves.  Thus, the surviving entity in any such transaction could have a dual-class capital structure like ours and could, upon consummation of the merger or consolidation, give full voting shares to the holders of Class B common stock and one-twentieth (1/20) voting shares to the holders of Class A common stock.

Class A Special Rights.  Our Charter contains a two-pronged “Class A special rights” provision which is intended to protect holders of Class A common stock in the event that a person attempts to gain control of us.

First, the Class A special rights seek to prevent a person who has crossed a certain ownership threshold from gaining control of us by acquiring Class B common stock without buying Class A common stock.  If any person acquires more than 15% of the outstanding Class B common stock after August 5, 1995, referred to herein as the Threshold Date, and does not acquire after the Threshold Date a percentage of the Class A common stock outstanding at least equal to the percentage of Class B common stock that the person acquired in excess of the 15% threshold, such person will not be allowed to vote shares of Class B common stock acquired in excess of the 15% threshold.  For example, if a person acquires 20% of the outstanding Class B common stock after the Threshold Date but acquires no Class A common stock, that person would be unable to vote the 5% of the Class B common stock acquired in excess of the 15% threshold.  With respect to persons who owned our common stock on or prior to the Threshold Date, only shares of Class B common stock acquired after the Threshold Date will be counted in determining whether that shareholder has exceeded the 15% threshold for acquisitions of Class B common stock and only acquisitions of Class A common stock after the Threshold Date will be counted in determining whether that shareholder’s Class A common stock acquisitions have been at least equal to the acquisition of Class B common stock in excess of the 15% threshold.  The inability of the person to vote the excess Class B common stock will continue until such time as a sufficient number of shares of Class A common stock have been acquired by the person to satisfy the requirements of the Class A special rights.

The second prong of the Class A special rights is an “equitable price” requirement.  It is intended to prevent a person seeking to acquire control of us from paying a discounted price for the Class A common stock required to be purchased by the acquiring person under the first prong of the Class A special rights.  These provisions provide that an equitable price has been paid for shares of Class A common stock only when they have been acquired at a price at least equal to the greater of (i) the highest per share price paid by the acquiring person, in cash or in non-cash consideration, for any Class B common stock acquired within the 60 day periods preceding and following the acquisition of the Class A common stock or (ii) the highest closing market sale price of Class B common stock during the 30 day periods preceding and following the acquisition of the Class A common stock.  The value of any non-cash consideration will be determined by our Board of Directors acting in good faith.  The highest closing market sale price of a share of Class B common stock will be the highest closing sale price reported by NASDAQ Global Market or on any such other securities exchange then constituting the principal trading market for either class of the common stock.  In the event that no quotations are available, the highest closing market sale price will be the fair market value during the 30 day periods preceding and following the acquisition of a share of Class B common stock as determined by our Board of Directors acting in good faith.  The equitable price provision is intended to require a person seeking to acquire control of us to buy the Class B common stock and the Class A common stock at virtually the same time and the same price, as might occur in a tender offer, to ensure that the acquiring person would be able to vote the Class B common stock acquired in excess of the 15% threshold.

Under the Class A special rights, an acquisition of Class B common stock is deemed to include any shares that an acquiring person acquires directly or indirectly, in one transaction or a series of transactions, or with respect to which that person acts or agrees to act in concert with any other person.  As used in the preceding sentence, “person” includes one or more persons and entities who act or agree to act in concert with respect to the acquisition or disposition of Class B common stock or with respect to proposing or effecting a plan or proposal to (a) a merger, reorganization or liquidation of us or a sale of a material amount of our assets, (b) a change in our Board of Directors or management, including any plan or proposal to fill vacancies on the Board of Directors or change the number or term of Directors,  (c) a material change in our business or corporate structure, or (d) any material change in our capitalization or dividend policy.  Unless there are affirmative attributes of concerted action, however, “acting or agreeing to act in concert with any other person” does not include acts or agreements to act by persons pursuant to their official capacities as directors or officers of us or because they are related by blood or marriage.

For purposes of calculating the 15% threshold, the following acquisitions and increases are excluded:  (i) shares of Class B common stock held by any person on the Threshold Date, (ii) an increase in a holder’s percentage ownership of Class B common stock resulting solely from a change in the total number of shares of Class B common stock outstanding as a result of our repurchase of Class B common stock since the last date on which that holder acquired Class B common stock, (iii) acquisitions of Class B common stock (a) made pursuant to contracts existing prior to the Threshold Date, including the acquisition of Class B common stock pursuant to the conversion provisions of Series A preferred stock outstanding prior to the Threshold Date, (b) by bequest or inheritance or by operation of law upon the death or incompetency of any individual, and (c) by any other transfer made without valuable consideration, in good faith and not for the purpose of circumventing the Class A special rights.  A gift made to any person who is related to the donor by blood or marriage, a gift made to a charitable organization qualified under Section 501(c)(3) of the Internal Revenue Code of 1986, as amended, or a successor provision and a gift to a person who is a fiduciary solely for the benefit of, or which is owned entirely by, one or more persons or entities (a) who are related to the donor by blood or marriage or (b) which is a tax-qualified charitable organization or (c) both will be presumed to be made in good faith and not for purposes of circumventing the restrictions imposed by the Class A special rights.

The Class A special rights also provide that, to the extent that the voting power of any share of Class B common stock cannot be exercised pursuant to the provision, that share will be excluded from the determination of the total shares eligible to vote for any purpose for which a vote of shareholders is taken.

Convertibility.  The Class B common stock is convertible into Class A common stock at any time on a share-for-share basis.  The Class A common stock is not convertible into shares of Class B common stock unless the number of outstanding shares of Class B common stock falls below 5% of the aggregate number of outstanding shares of Class B common stock and Class A common stock.  In that event, immediately upon the occurrence thereof, all of the outstanding Class A common stock is converted automatically into Class B common stock on a share-for-share basis and Class B common stock will no longer be convertible into Class A common stock.  For this purpose, Class B common stock or Class A common stock repurchased by us and not reissued is not considered to be “outstanding” from and after the date of repurchase.

In the event of any such conversion of the Class A common stock, certificates which formerly represented outstanding shares of Class A common stock thereafter will be deemed to represent a like number of shares of Class B common stock, and all common stock then authorized will be deemed to be Class B common stock.

Preemptive Rights.  Neither the Class A common stock nor the Class B common stock carry any preemptive rights enabling a holder to subscribe for or receive shares of the Company of any class or any other securities convertible into any class of our shares.

Trading Market.  The Class A common stock and the Class B common stock are listed on the NASDAQ Global Market.

Description of Preferred Stocks

No dividends or other distributions are payable on our common stock unless dividends or distributions are first paid on the preferred stock.  In the event of our liquidation or dissolution, the outstanding shares of preferred stock and convertible participating preferred stock would have priority over the common stock in the distribution of our remaining assets.  The 10% Series A preferred stock is convertible into shares of common stock on the basis of one share of Class A common stock and one share of Class B common stock for every 20 shares of 10% Series A preferred stock.

The 10% Series B preferred stock is convertible into common stock on the basis of one share of Class A common stock and one share of Class B common stock for every 30 shares of 10% Series B preferred stock.  The Convertible Participating Preferred Stock and Convertible Preferred Stock Series 2003 are each convertible on a share-for-share basis into shares of Class A common stock.

Restrictions on Hostile Acquisitions of Our Company--Certain Provisions of Our Charter and Bylaws

In addition to the restrictions imposed by the “Class A special rights” provisions, the Charter contains two super-majority voting provisions.  Paragraph 5 of the Charter provides that the affirmative vote of two-thirds of the shares present and entitled to vote at the meeting is necessary to amend our bylaws.  Paragraph 6 provides that a director may be removed regardless of cause only upon the affirmative vote of two-thirds of the shares entitled to vote for the election of that director.  Both of these provisions reduce the possibility of the shareholders receiving and accepting hostile takeover bids, mergers, proxy contests, removal of current management, removal of directors or other changes in control.

Our bylaws provide for the staggered voting of directors for three-year terms so that shareholders desiring to replace the incumbent directors and gain control of the Board would be required to win at least two successive annual contests before their nominees constituted a majority of directors.  Our bylaws require the affirmative vote of two-thirds of the shares present and entitled to vote to effectuate an amendment to the bylaws.